EXHIBIT 2.1
EXECUTION COPY
SECOND AMENDMENT
     SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of September 22, 2005 (“Second Amendment”), by and among North American Senior Care, Inc., a Delaware corporation (“Parent”), NASC Acquisition Corp., a Delaware corporation and a wholly-owned direct Subsidiary of Parent (“Merger Sub”), Beverly Enterprises, Inc., a Delaware corporation (the “Company”) and, solely for purposes of Article 9 of the Merger Agreement (as hereinafter defined) and Section 3 of this Second Amendment, SBEV Property Holdings LLC, a Delaware limited liability company (“SBEV”).
     WHEREAS, Parent, Merger Sub, the Company and SBEV are parties to an Agreement and Plan of Merger dated as of August 16, 2005, as amended by the First Amendment thereto, dated as of August 23, 2005 (as so amended, the “Merger Agreement”) (capitalized terms used but not defined herein shall have the definitions given to them in the Merger Agreement);
     WHEREAS, the Company, Parent and Merger Sub have agreed to amend the terms of the Merger Agreement as set forth herein;
     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the Merger upon the terms and subject to the conditions of the Merger Agreement as amended hereby and in accordance with the DGCL; and
     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that the Merger as so amended (as amended, the “Merger”) is in furtherance of, and consistent with, their respective business strategies and is in the best interest of their respective stockholders, and Parent has approved this Second Amendment and the Merger as the sole stockholder of Merger Sub, and the Company Board and the Board of Directors of Merger Sub have approved the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Second Amendment and intending to be legally bound hereby, the Parties agree as follows:
Article 1
Representations and Warranties
     Section 1.1 The Company represents and warrants to Parent and Merger Sub as follows:
     The Company has all necessary corporate power and authority to execute and deliver this Second Amendment, to perform its obligations hereunder and to consummate the transactions contemplated by the Merger Agreement as amended by this Second Amendment. The execution and delivery of this Second Amendment by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Second Amendment or to consummate the transactions contemplated hereby other than, with respect to the Merger, the Stockholder Approval. This Second Amendment has been duly authorized and validly executed and delivered by the Company and, assuming this Second Amendment and the Merger Agreement are valid and binding obligations of Parent and Merger Sub, the Merger Agreement as amended by this Second Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     Section 1.2 Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
     Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Second Amendment, to perform its obligations hereunder and to consummate the transactions contemplated by the Merger Agreement as amended by this Second Amendment. The execution and delivery of this Second Amendment by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent and Merger Sub and no stockholder votes are necessary to authorize this Second Amendment or to consummate the transactions contemplated hereby. This Second Amendment has been duly authorized and validly executed and delivered by the Parent and Merger Sub and, assuming this Second Amendment and the Merger Agreement are valid and binding obligations of the Company, the Merger Agreement as amended by this Second Amendment constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
Article 2
Amendments to Merger Agreement
     Section 2.1 The definition of “Superior Proposal” in Section 1.1 of the Merger Agreement is amended in its entirety to read as follows:
     “Superior Proposal” shall mean a bona fide written Takeover Proposal (with all of the percentages included in the definition of Takeover Proposal increased to fifty (50) percent) that the Company Board determines in good faith (after consultation with its financial advisors and legal counsel) to be more favorable (taking into account, among other things, the Person or Group making such Takeover Proposal and all legal, financial, regulatory, fiduciary and other aspects of this Agreement and such Takeover Proposal, including any conditions relating to financing and regulatory approvals and, if such Takeover Proposal is received after the Suspension Period, after giving effect to any adjustments to the terms and provisions of this Agreement committed to in writing by Parent in response to such Takeover Proposal) to the holders of Company Common Stock than the transactions provided for in this Agreement (for the avoidance of doubt, a Superior Proposal may be a transaction where the consideration per share to be received by the holders of Company Common Stock has a lower value than the Merger Consideration or is comprised of property or securities in lieu of or in addition to cash).
      Section 2.2 The following definition is added to Section 1.1 of the Merger Agreement:
“Suspension Period” means the period beginning on September 22, 2005 and ending at 11:59 P.M. New York City time on the date on which Parent shall have satisfied each and all of the following conditions: (i) Parent shall have made the Subsequent BIF Deposit or caused the LC Condition Removal to occur in accordance with Section 6.18, (ii) Parent shall have delivered to the Company updated Debt Commitment Letters with any due diligence conditions deleted in accordance with Section 6.14 and (iii) Parent shall have delivered to the Company the Solvency Opinion in accordance with Section 6.13.
      Section 2.3 The following references to defined terms are added to Section 1.2 of the Merger Agreement

“LC Condition Removal”	Section 6.18
“Proxy Filing Conditions”	Section 6.2.1
“Revised ECL Delivery”	Section 6.18
      Section 2.4 (a) Section 6.1(l) of the Merger Agreement is amended by replacing the reference therein to “$5,000,000” with “$10,000,000”.

     (b) Section 6.1(m) of the Merger Agreement is amended by replacing the reference therein to “$15,000,000” with “$30,000,000”.
     (c) Section 6.1 of the Company Disclosure Schedule is amended as set forth on Annex I hereto.
     Section 2.5 The first sentence of Section 6.2.1 of the Merger Agreement is amended in its entirety to read as follows:
Subject to the prior and valid performance by Parent of its obligations under Sections 6.13, 6.14 and 6.18 to (A) make the Subsequent BIF Deposit or cause the LC Condition Removal to occur, (B) provide the updated Equity Commitment Letter, (C) provide the updated Debt Commitment Letters and (D) deliver the Solvency Opinion, then in such event (and only upon satisfaction of each and all of such conditions in clauses (A) through (D) hereof (the “Proxy Filing Conditions”)), the Company shall, not later than the later of (x) November 23, 2005 and (y) ten (10) days after satisfaction of the last to be satisfied of the Proxy Filing Conditions, with the assistance and approval (not to be unreasonably withheld or delayed) of Parent, prepare and file with the SEC a proxy statement relating to the Company Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”); provided, that the Company shall not be responsible for any delay in the filing date due to any review by Parent.
     Section 2.6 The following new Section 6.4.6 is added to the end of Section 6.4:
Section 6.4.6. Notwithstanding anything in this Section 6.4 or this Agreement to the contrary, during the Suspension Period: the operation of the prior provisions of this Section 6.4 and Section 8.1(d)(ii) shall be suspended; such provisions shall have no force or effect; and none of the Company, the Company Subsidiaries, the Company Representatives nor any other Person shall be required to comply therewith nor shall Parent or Merger Sub have any rights thereunder.
     Section 2.7 The second sentence of Section 6.5.2 of the Merger Agreement is amended in its entirety to read as follows:
On or before October 21, 2005, Parent shall, and shall cause each other member of the Parent Group, if applicable, to, submit all applications or other materials, if any, required to commence the process of obtaining such Government Consents, including payment of all required fees related thereto.
Section 2.8 The following Section 6.5.6 is added to the end of Section 6.5:
Notwithstanding anything in this Section 6.5 or this Agreement to the contrary, during the Suspension Period, the Company and the Company Representatives may engage in discussions or negotiations with any other Persons with respect to any Takeover Proposal (whether proposed by the Company or any other Person) or other strategic transaction (whether internal or external) and initiate or facilitate any such Takeover Proposal or other strategic transaction and solicit or encourage inquiries with respect thereto and furnish and disclose any information, and provide access to its properties, books or records, to any Person relating to any such Takeover Proposal or other strategic transaction. The Parties acknowledge and agree that the pursuit of any such transactions by the Company and the Company Representatives during the Suspension Period shall not be deemed a breach of any of the Company’s express or implied obligations under this Agreement.
       Section 2.9 The first sentence of Section 6.13 of the Merger Agreement is amended by replacing the reference therein to “September 22, 2005” with “5:00 P.M. New York City time on October 21, 2005”.
       Section 2.10 The second to last sentence of Section 6.14 of the Merger Agreement is amended in its entirety to read as follows:
Parent and Merger Sub shall cause updated Debt Commitment Letters with any due diligence conditions deleted to be delivered to the Company on or prior to 5:00 p.m. New York City time on October 21, 2005.
       Section 2.11 Section 6.18 of the Merger Agreement is amended in its entirety to read as follows:
In consideration for the Company entering into, and as an inducement and condition to the willingness of the Company to enter into, this Agreement (including the Second Amendment to this Agreement), Parent has transferred to the Company $7,000,000 and an additional $3,000,000 (for a total of

$10,000,000) in immediately available funds as a good faith deposit (collectively, the “Initial BIF Deposit”) and delivered to the Company an irrevocable letter of credit duly executed by Morgan Stanley Asset Funding Inc. in the form of Exhibit B hereto (including any substitute letter of credit as provided below, the “Letter of Credit”). Parent shall use commercially reasonable efforts to, not later than 5:00 P.M. New York City time on October 21, 2005, and shall, not later than 5:00 P.M. New York City time on November 18, 2005, either (i) make an additional $50,000,000 good faith deposit (the “Subsequent BIF Deposit” and, together with the Initial BIF Deposit, the “BIF Deposit”) by wire transfer of immediately available funds to an account specified in writing by the Company (whereupon the Company shall forthwith return to Parent the Letter of Credit) or (ii) cause the conditions set forth in Section 2 of the Letter of Credit to be removed (the “LC Condition Removal”). The Parties acknowledge that Parent has provided to the Company an updated Equity Commitment Letter in the form attached hereto as Exhibit C. No later than 5:00 P.M. New York City time on November 18, 2005, Parent shall deliver a further updated Equity Commitment Letter in the form attached hereto as Exhibit C, but with the condition set forth in Section 2(iii) thereof removed (the “Revised ECL Delivery”). Parent and Merger Sub shall keep the Company regularly and fully informed of matters relating to the progress of the financing, including without limitation, information regarding the progress of approvals in connection therewith. The Company will retain the BIF Deposit in a separate account as security for the payment of the Business Interruption Fee pursuant to Section 8.5 and shall not withdraw the BIF Deposit from such account prior to the termination of this Agreement under circumstances where the Business Interruption Fee is payable to the Company. The BIF Deposit shall be invested in United States treasury securities. The Company agrees to return the BIF Deposit (and any accrued interest or earnings thereon) and any Letter of Credit to Parent (or its designee) or if requested by Parent, deposit the BIF Deposit with the Exchange Agent, upon the earlier to occur of (i) the receipt of the Merger Consideration by the Exchange Agent or, if later, the Effective Time or (ii) the termination of this Agreement under circumstances where the Company is not entitled to the Business Interruption Fee pursuant to Section 8.5 (a “Return Event”), provided that Parent shall be entitled to the return of $3,000,000 of the BIF Deposit under the circumstances specified in this Section 6.18. The Company and Parent further agree that if the Company is entitled to terminate this Agreement pursuant to Section 8.1(c)(iii), the Company shall have the right to retain the Initial BIF Deposit as the Business Interruption Fee and withdraw it from the separate account described above, it being understood that, notwithstanding anything herein to the contrary, the right of the Company to terminate this Agreement pursuant to Section 8.1(c)(iii) and retain the Initial BIF Deposit (and accrued interest thereon) as a Business Interruption Fee shall be the Company’s sole remedy for Parent’s failure to make the Subsequent BIF Deposit, cause the Letter of Credit Condition Removal to occur or cause the Revised ECL Delivery to occur; provided that if the termination pursuant to said Section 8.1(c)(iii) occurs prior to 5:00 p.m. New York City time on November 18, 2005, the Company shall have the right to retain the Initial BIF Deposit minus $3,000,000 and shall return $3,000,000 to Parent. In the event Parent delivers a Letter of Credit, Parent shall cause such Letter of Credit (or a substitute therefor in the form of Exhibit B, with the conditions set forth in Section 2 thereto removed if the LC Condition Removal has occurred, from a financial institution reasonably satisfactory to the Company) to remain in full force and effect until a Return Event has occurred and the Letter of Credit has been returned to Parent as here and above provided. In the event the Letter of Credit or any substitute therefor is scheduled to terminate within ten (10) Business Days and Parent has not provided the Company with a substitute Letter of Credit with a term of at least 90 additional days, the Company shall have the right to draw the full amount of the Letter of Credit and hold such funds as the Subsequent BIF Deposit.
Section 2.12 Section 8.1(c)(ii) of the Merger Agreement is amended in its entirety to read as follows:
(ii) if prior to the obtaining of the Stockholder Approval (x) the Company Board has received a Takeover Proposal, (y) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Takeover Proposal constitutes a Superior Proposal and (i) has authorized the Company, subject to complying with this Agreement, to enter into a binding written agreement to consummate the transaction constituting such Superior Proposal, and (ii) has concluded that such action is necessary for the members of the Company Board to comply with their fiduciary duties to the holders of Company Common Stock under applicable Law and (z) solely if the termination occurs after the Suspension Period, the Company has (i) complied in all material respects with Section 6.4, and (ii) no later than the day of such termination, paid in immediately available funds the Termination Fee in accordance with Section 8.4; or
Section 2.13 Section 8.1(c)(iii) of the Merger Agreement is amended in its entirety to read as follows:
if Parent fails (i) to provide the Subsequent BIF Deposit or cause the LC Condition Removal to occur on or before 5:00 P.M. New York City time on October 21, 2005 (provided that with respect to any termination pursuant to this clause 8.1(c)(iii)(i) occurring prior to 5:00 P.M. New York City time on November 18, 2005, the Subsequent BIF Deposit shall not have been made and the LC Condition Removal shall not have occurred prior to such termination), (ii) to cause the Revised ECL Delivery to occur on or before 5:00 P.M. New York City time on November 18, 2005, (iii) to provide the Solvency Opinion or (iv) to provide the updated Debt Commitment Letters referred to in Section 6.14, in each case of (iii) and (iv) on or before 5:00 P.M. New York City time on October 21, 2005.
Section 2.14 Section 8.4.1 of the Merger Agreement is amended in its entirety to read as follows:
If this Agreement is terminated pursuant to Section 8.1(b)(i) in the event no Third Party shall have publicly made, proposed, communicated or disclosed an intention to make a bona fide Takeover Proposal after the date hereof and prior to the date of termination and neither Parent, Merger Sub nor SBEV is in material default of this Agreement at the time of such termination, then the Company shall pay Parent the Parent Expenses, not to exceed $30,000,000. If this Agreement is terminated pursuant to Section 8.1(c)(ii) after conclusion of the Suspension Period and neither Parent, Merger Sub nor SBEV is in material default of this Agreement at the time of such termination, then the Company shall pay Parent (i) $40,000,000 if such termination occurs prior to the Revised ECL Delivery or (ii) $60,000,000 if such termination occurs following the Revised ECL Delivery, in any case not later than the day of such termination. If this Agreement is terminated pursuant to Section 8.1(c)(ii) during the Suspension Period and neither Parent, Merger Sub nor SBEV is in material breach of this Agreement at the time of such termination, then, if Parent has transferred additional funds to the Company as a good faith deposit during the Suspension Period, increasing the Initial BIF Deposit to an amount greater than the sum of $10,000,000 plus the interest that had been earned thereon, the Company shall pay Parent the Parent Expenses, not to exceed the lesser of (x) the amount over the sum of $10,000,000 plus the interest thereon, by which the BIF Deposit has been so increased, and (y) $30,000,000. If this Agreement is terminated pursuant to Section 8.1(b)(i) or Section 8.1(d)(i) and neither Parent, Merger Sub nor SBEV is in material default of this Agreement at the time of such termination, then, in the event that, (i) after the Suspension Period and prior to such termination, any Third Party shall have made, proposed, communicated or disclosed an intention to make a bona fide Takeover Proposal and (ii) within nine (9) months of the termination of this Agreement the Company enters into a definitive agreement with any Third Party with respect to a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to fifty (50) percent) or any Takeover Proposal is consummated by a Third Party (with all percentages in the definition of Takeover Proposal increased to fifty (50) percent), then the Company shall pay, or cause to be paid to, Parent (A) $40,000,000, if such termination occurs prior to the Revised ECL Delivery, or (B) $60,000,000 if such termination occurs after the Revised ECL Delivery, in either case upon consummation of such Takeover Proposal. If this Agreement is terminated pursuant to Section 8.1(d)(ii) after the Suspension Period in circumstances unrelated to a Takeover Proposal and neither Parent, Merger Sub nor SBEV is in material default of this Agreement at the time of such termination, the Company shall pay Parent an amount equal to the Parent Expenses, not to exceed $30,000,000. If this Agreement is terminated pursuant to Section 8.1(d)(ii) after the Suspension Period in circumstances related to a Takeover Proposal and neither Parent, Merger Sub nor SBEV is in material default of this Agreement at the time of such termination, the Company shall pay Parent (i) $40,000,000 if such termination occurs prior to the Revised ECL Delivery and (ii) $60,000,000 if such termination occurs after the Revised ECL Delivery. For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, except as provided in the third sentence of this Section 8.4.1, the Parties agree that if the Company terminates the Merger Agreement during the Suspension Period, it shall not, at any time, be required to pay any Termination Fee to Parent or Merger Sub in respect of this Agreement or the transactions contemplated hereby. Any amount paid pursuant to this Section 8.4.1, whether characterized as Parent Expenses or otherwise, is referred to herein as the “Termination Fee”. The Termination Fee (including any Parent Expenses) shall be paid by wire transfer of immediately available funds to an account designated in writing to the Company by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to paid, the Termination Fee (including any Parent Expenses) on more than one occasion.
Section 2.15 The last sentence of Section 8.5.1 of the Merger Agreement is amended in its entirety to read as follows:
“Business Interruption Fee” shall mean:
(x) in respect of a termination described in clause (iv) of this Section 8.5.1, $7,000,000;
(y) in respect of a termination described in clauses (i) or (ii) of this Section 8.5.1, (A) at any time prior to the receipt of the Subsequent BIF Deposit or occurrence of the LC Condition Removal, $10,000,000, or (B) at any time following receipt of the Subsequent BIF Deposit or occurrence of the LC Condition Removal, $60,000,000; and
(z) in respect of a termination described in clause (iii) of this Section 8.5.1, (A) at any time prior to the receipt of the Subsequent BIF Deposit or occurrence of the LC Condition Removal and (1) after 5:00 P.M. New York City time on October 21, 2005 and before 5:00 P.M. New York City time on November 18, 2005, $7,000,000, or (2) after 5:00 P.M. New York City time on November 18, 2005, $10,000,000 or (B) at any time following receipt of the Subsequent BIF Deposit or occurrence of the LC Condition Removal, $60,000,000.
Section 2.16 Section 9.6 of the Merger Agreement is amended in its entirety to read as follows:
This Agreement, as amended by that certain First Amendment dated as of August 23, 2005 by and among Parent, Merger Sub, the Company and, solely for purposes of Article 3 thereof, SBEV (the “First Amendment”) and that certain Second Amendment dated as of September 22, 2005 by and among Parent, Merger Sub, the Company and, solely for purposes of Article 3 thereof, SBEV (the “Second Amendment”, together with the First Amendment, the “Amendments”) (together with the Exhibits, Parent Disclosure Schedule, Company Disclosure Schedule and the other documents delivered pursuant hereto), the Commitments and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as otherwise expressly provided herein, are not (other than in the case of Sections 3.5, 6.8, 6.9 and 6.13) intended to confer upon any other Person any rights or remedies hereunder. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE AMENDMENTS AND THE DISCLOSURE SCHEDULES, NONE OF PARENT, MERGER SUB AND THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT, THE AMENDMENTS OR THE MERGER, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
Section 2.17 Article 9 of the Merger Agreement is amended by adding the following at the end thereof:
Section 9.13. Time of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

     Section 2.18 Exhibit B of the Merger Agreement is amended in its entirety to read as set forth on Annex II hereto.
     Section 2.19 Exhibit C of the Merger Agreement shall be as set forth on Annex III hereto.
Article 3
General Provisions
     Section 3.1 Except as expressly amended hereby, the Merger Agreement shall remain in full force and effect.
     Section 3.2 The provisions of Article 9 of the Merger Agreement shall apply to this Second Amendment as if set forth herein in their entirety.

     IN WITNESS WHEREOF, Parent, Merger Sub, the Company and SBEV have caused this Second Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.
NORTH AMERICAN SENIOR CARE, INC.

By:	/s/ Mark Goldsmith

Name: Mark Goldsmith
Title: President

NASC ACQUISITION CORP.

By:	/s/ Mark Goldsmith

Name: Mark Goldsmith
Title: President

BEVERLY ENTERPRISES, INC.

By:	/s/ William R. Floyd

Name: William R. Floyd
Title: Chairman, President and Chief Executive Officer

SBEV PROPERTY HOLDINGS LLC

By:	/s/ Leonard Grunstein

Name: Leonard Grunstein
Title: Manager
[Signature Page to Second Amendment]